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                                                            Pursuant to Rule 425
                                                                File No. 0-18415

                                                              December 22, 2005

Dear Shareholder:

     I am pleased to inform you that the directors of the Farwell State Savings Bank have entered into an agreement for the bank to become a wholly-owned subsidiary of IBT Bancorp, Inc. of Mount Pleasant ("IBT"). Under the terms of the agreement, Farwell State Savings Bank will become a subsidiary of IBT, and will continue to operate under its current name and charter, and with its existing management team and board of directors. The proposed transaction is subject to your approval and that of bank regulators.

     A special shareholders meeting will be scheduled to obtain your approval of the transaction. Regulatory approval is expected some time in the second quarter of 2006. The directors of Farwell State Savings Bank believe that the transaction will be beneficial to all shareholders and are in support of this proposed transaction. If the transaction is approved by the shareholders and the bank regulators, the agreement provides for an exchange of IBT common shares and cash for the shares of Farwell State Savings Bank common stock. The exchange ratio, as adjusted for the 10% stock dividend declared by IBT Bancorp's Board of Directors on December 14, 2005 is 3.0382 shares of IBT common stock and $29.00 in cash for each share of Farwell State Savings Bank. This results in a value of $145.00 for each share of Farwell State Savings Bank common stock, based upon a market price, as adjusted for the declared 10% stock dividend, of $38.18 per share for IBT shares as of December 22, 2005. It is intended that the transaction will constitute a tax-free reorganization under the Internal Revenue Code, so that shareholders of Farwell State Savings Bank will recognize a gain only on the amount of cash received.

     Prior to the special shareholders meeting, you will receive a proxy statement/prospectus providing full information about the proposed transaction, including more complete information on the market price of IBT shares.

     Farwell State Savings Bank is proud of its independence and long history of service to the Farwell and Lake communities. However, for the bank to reach its growth potential and enhance shareholder value, we would need to enter new lines of business beyond the credit and deposit services that have been our specialty. Developing expertise independently would be time consuming and costly, making a combination with a larger financial institution attractive. The transaction with IBT will provide access to human

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and technology resources that will allow us to serve a wide range of customers'
financial needs in the future. IBT shares our passion for excellence and commitment to the customers and the communities we serve. We believe that our affiliation will benefit both companies along with our shareholders, customers, employees and communities.

     The attached press release provides additional information. You will be notified of the date of the shareholders meeting when it is set. In the meantime, if you have any questions, please feel free to call me at 989-588-9945 or see me at our Farwell office.

                                        Sincerely,


                                        /s/ Thomas E. Kedrowski
                                        ----------------------------------------
                                        Thomas E. Kedrowski
                                        President and C.E.O.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

A Form S-4 registration statement detailing the terms and conditions of the proposed transaction will be filed with the Securities and Exchange Commission. No offering of IBT common stock will be made except by means of a prospectus to be included in the Form S-4 registration statement. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, INCLUDING THE PROXY STATEMENT/PROSECTUS WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Farwell State Savings Bank shareholders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by IBT at the Securities and Exchange Commission's web site at http://www.sec.gov or from IBT by directing such request in writing or by telephone to IBT Bancorp, Inc., 200 East Broadway, Mt. Pleasant, Michigan 48858, Attention: Secretary,
Telephone: (989) 772-9471. This letter to shareholders does not constitute an offer to buy, or a solicitation to sell, shares of any security or the solicitation of any proxies from Farwell State Savings Bank shareholders.

PARTICIPANTS IN THIS TRANSACTION

For information regarding persons who may be deemed participants in the solicitation of proxies from shareholders in connection with this transaction, see IBT Bancorp, Inc.'s Current Report on Form 8-K filed on December 23, 2005.


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FORWARD LOOKING STATEMENTS

This letter may contain "forward-looking statements" that involve risk and uncertainties. When used in this letter the words "believe," "anticipate," "expect," "potential," "should," and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning future business growth and the expected closing date. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, economic, competitive, governmental and technological factors affecting IBT's operations, markets, products, services, interest rates and fees for services. Shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter.

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                                                               December 22, 2005

Dear Shareholder:

     I am pleased to inform you that the directors of IBT Bancorp, Inc. ("IBT") have unanimously approved entering into an agreement with Farwell State Savings Bank, ("FSSB"), Farwell, Michigan that will make FSSB a member of the IBT family. Today, a definitive agreement was signed that will result in a financial service company with over $800 million in total assets, 20 banking offices, and over $1.3 billion of assets under management. IBT is the holding company for Isabella Bank and Trust, Farmers State Bank of Breckenridge and IBT Title and Insurance Agency, Inc. FSSB will continue to operate as a separately chartered community bank. The transaction will involve FSSB becoming a subsidiary of IBT, with FSSB shareholders receiving 3.0382 shares of IBT common stock and $29.00 in cash for each share of FSSB stock. Based on a price of $38.18 for each share of IBT common stock, FSSB shareholders will receive a total of $145.00 for each share of FSSB stock that they own. The exchange ratio and market price have been adjusted to reflect a 10% stock dividend declared by IBT Bancorp's board of Directors on December 14, 2005.

     Under the terms of the agreement, the Board of Directors and management of IBT and its subsidiaries will remain unchanged. FSSB management will be unchanged and IBT will appoint one director to the FSSB Board of Directors. The transaction is expected to be completed some time in the second quarter of 2006, following the receipt of regulatory and FSSB shareholder approvals. No vote of our shareholders is required under state law. No earning or book value per share dilution is anticipated, nor will there be any change in the corporate cash or stock dividend policy as a result of the transaction.

     Your directors believe that the Farwell State Savings Bank shares our commitment to our customers and the communities we serve. Isabella Bank and Trust, Farmers State Bank of Breckenridge and Farwell State Savings Bank will continue to operate as community banks, delivering the same high quality personal service that has made the organizations so successful in the past. Together we each will benefit from the efficiencies of a larger organization.

     Your continued support is appreciated.

                                        Sincerely,


                                        /s/ Dennis P. Angner
                                        ----------------------------------------
                                        Dennis P. Angner
                                        President & C.E.O.

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FORWARD LOOKING STATEMENTS

This letter may contain "forward-looking statements" that involve risk and uncertainties. When used in this letter the words "believe," "anticipate," "expect," "potential," "should," and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning future business growth and the expected closing date. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, economic, competitive, governmental and technological factors affecting IBT's operations, markets, products, services, interest rates and fees for services. Shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter.